Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in the following Registration Statements:

•	Registration Statement No. 333-163289 on Form S-8;
•	Registration Statement No. 333-160675 on Form F-10

and to the use of our reports dated March 15, 2010, relating to the consolidated financial statements of Baytex Energy Trust (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference relating to changes in accounting principles) and the effectiveness of Baytex Energy Trust’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Baytex Energy Trust for the year ended December 31, 2009.

(signed) "Deloitte & Touche LLP"
Independent Registered Chartered Accountants
Calgary, Canada
March 26, 2010